UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

VERENIUM CORPORATION

(Name of Subject Company)

PASTINACA ACQUISITION INC. (Offeror)

a wholly owned Subsidiary of

BASF CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92340P209

(CUSIP Number of Class of Securities)

Keith H. Ansbacher

Vice President & Interim General Counsel

BASF CORPORATION

100 Park Avenue

Florham Park, NJ 07932

(973) 245-6045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David B. Haber
Marita A. Makinen

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor
New York, New York 10020

Telephone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,761,318	$7,568.46

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase (i) 12,788,544 outstanding shares of common stock of Verenium Corporation at a purchase price of $4.00 per share (the “Offer Price”), (ii) outstanding options having an exercise price less than the Offer Price (with an average exercise price of approximately $2.54 per share) with respect to1,941,008 shares of Verenium Corporation and (iii) outstanding warrants having an exercise price less than the Offer Price (with an average exercise price of approximately $2.50 per share) with respect to 3,182,180 shares of Verenium Corporation, in each case as of September 20, 2013, the most recent practicable date.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,568.46	Filing Party:	BASF Corporation Pastinaca Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: October 2, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) amends and supplements the Schedule TO, including Amendment No.1, and relating to the offer by Pastinaca Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BASF Corporation, a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Verenium Corporation, a Delaware corporation (the “Company”), at $4.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9, and Item 11.

The information incorporated into Item 1 through 9 and Item 11 is hereby amended and supplemented as follows:

“The Offer expired at 9:00 a.m., New York City time, on October 31, 2013, and was not extended. The Depositary has advised BASF and the Purchaser that, as of the expiration of the Offer, a total of 11,337,044 Shares had been validly tendered and not withdrawn from the Offer, representing approximately 71% of the currently outstanding Shares.  In addition, the Depositary has advised BASF and the Purchaser that 729,692 Shares, which represent approximately 4.6% of the Shares outstanding, have been validly tendered by Notices of Guaranteed Delivery.

In aggregate, the number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer have been satisfied, Purchaser has accepted the payment, expects to promptly pay for all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer and given that it was determined that Section 251(h) was applicable to the Merger, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of Verenium pursuant to Section 251(h).  Accordingly, the Purchaser and Verenium consummated the Merger effective October 31, 2013. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares then held by BASF, the Purchaser, or any other wholly-owned subsidiary of BASF, all of which were canceled and retired, and (ii) Shares that are held by Verenium’s stockholders who have perfected their appraisal rights pursuant to Section 262 of the DGCL, were converted automatically into and now represent the right to receive the Offer Price in cash for each share held. All Shares that were converted into the right to receive the Offer Price were canceled and cease to exist. Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ.

On October 31, 2013, BASF issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(iii)	Press Release issued by Parent, dated as of October 31, 2013.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2013

PASTINACA ACQUISITION INC., a Delaware corporation

By:	/S/ Keith H. Ansbacher
Name: Keith H. Ansbacher
Title: Vice President & Secretary
BASF CORPORATION, a Delaware corporation

By:	/S/ Keith H. Ansbacher
Name: Keith H. Ansbacher
Title: Vice President & Interim General Counsel

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Item 12. Exhibits.

Exhibit No.		Description
(a)(1)(i)		Offer to Purchase, dated as of October 2, 2013. †

(a)(1)(ii)	(a)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). †

(a)(1)(ii)	(b)	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). †

(a)(1)(iii)		Form of Notice of Guaranteed Delivery. †

(a)(1)(iv)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(v)		Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(vi)		Summary Advertisement, as published in the New York Times on October 2, 2013. †

(a)(5)(i)		Press Release issued by Parent, dated September 20, 2013. †

(a)(5)(ii)		Press Release issued by Parent, dated October 2, 2013. †

(a)(5)(iii)		Press Release issued by Parent, dated October 31, 2013.

(b)		Not applicable.

(c)		Not applicable.

(d)(1)		Agreement and Plan of Merger, dated as of September 19, 2013, among the Company, Parent and Purchaser. †

(d)(2)		Form of Tender and Support Agreement, dated as of September 19, 2013, among the Company, Parent, Purchaser and certain stockholders of the Company. †

(d)(3)		Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of May 1, 2013, between Parent and the Company, as amended. †

(d)(4)		Amendment to Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of July 31, 2013, between Parent and the Company. †

(e)		Not applicable.

(f)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

†              Previously filed.

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